May 2, 2014

Anu Dubey Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Susa Registered Fund, L.L.C. (the "Company") Registration Statement on Form N-2 File No: 811-22924

Dear Ms. Dubey,

We are attaching to this Correspondence filing a marked copy of Amendment No. 1 to the Company's Registration Statement (filed on April 25, 2014) compared against the Company's initial Registration Statement (filed on December 24, 2013).

If you have any questions or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen